

Mail Stop 4720

September 21, 2017

Mr. Gabriel Dalporto
Chief Financial Officer
LendingTree, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277

     Re: **LendingTree, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 28, 2017
             Form 10-Q for Fiscal Quarter Ended June 30, 2017
             Filed July 28, 2017
             Response Letters dated August 21, 2017 and August 31, 2017
             File No. 001-34063

Dear Mr. Dalporto:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note your response to prior comment 1. Given that the company targets the selling and marketing spend for various product types, please tell us the amount of selling and marketing expenses incurred separately on both mortgage and non-mortgage products (i.e. in the aggregate for each revenue product) for each period presented.

Mr. Gabriel Dalporto
LendingTree, Inc.
September 21 2017
Page 2

2. Please tell us the nature of the fees paid for consumer inquiries, which are considered to be selling and marketing expenses and not a cost of sale, as well as, the amounts paid in each of the interim and periods presented. Please also tell us the amount of fees, if any, paid to your two largest revenue providers (loanDepot LLC and Quicken Loans).

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452, or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services